

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FOR[redacted] PART III

SEC FILE NUMBER
8-50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

FEB 27 2002

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: S.S. Thomas & Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3309 56th St. N.W. Suite 102
(No. and Street)

Gig Harbor (City) WA (State) 98335 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Levine 860-653-7357 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

1301 A Street, Suite 600 (Address) Tacoma (City) WA (State) 98402 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Sheela C. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

TRANG H. COLBERT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 08-01-04

Signature

Owner/Parter
Title

Notary Public 02-26-02

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Sheela C. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

(None)

TRANG H. COLBERT
NOTARY PUBLIC
STATE OF WASHINGTON
COMMISSION EXPIRES 08-01-04

Signature

Owner/Partner
Title

Notary Public 02-26-02

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


FEB 27 2002

S.S. THOMAS & ASSOCIATES, LLC

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members
S.S. Thomas & Associates, LLC

We have audited the accompanying statements of financial condition of S.S. Thomas & Associates, LLC as of December 31, 2001 and 2000, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.S. Thomas & Associates, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedules I, II, and III is information required by Rule 17a-5 of the Securities and Exchange Commission and is presented for purposes of additional analysis, but is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Tacoma, Washington
January 29, 2002

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

ASSETS

	DECEMBER 31,	
	2001	2000
Cash	$ 60,446	$ 88,125
Accounts receivable	47,354	13,164
Prepaid expenses and deposits	1,747	1,747
Furniture and equipment, net of accumulated depreciation of $15,611 and $8,822	13,831	6,380
Securities, not readily marketable	33,063	33,063
	$ 156,441	$ 142,479

LIABILITIES AND MEMBERS' EQUITY

	2001	2000
LIABILITIES		
Accounts payable	$ 2,124	$ 14,363
Accrued payroll taxes	5,598	9,155
	7,722	23,518
COMMITMENTS (Note 4)		
MEMBERS' EQUITY		
Contributed capital	114,419	114,419
Retained earnings	34,300	4,542
	148,719	118,961
	$ 156,441	$ 142,479

See accompanying notes.

	YEAR ENDED DECEMBER 31,	
	2001	2000
REVENUE		
Fees	$ 829,442	$ 567,500
Other income	3,330	2,086
	832,772	569,586
SELLING EXPENSES		
Travel	49,103	60,314
Miscellaneous	33,546	10,253
Meals	3,851	2,542
	86,500	73,109
GENERAL AND ADMINISTRATIVE EXPENSES		
Salaries and payroll taxes	446,432	96,714
Professional fees	126,435	248,950
Rent	55,064	34,420
Office expenses	46,467	45,625
Travel and entertainment	44,706	22,647
Website	26,551	2,000
Telephone	15,703	10,502
Taxes and licenses	13,141	11,465
Insurance	10,558	13,998
Professional development	8,046	3,365
Depreciation	6,789	3,042
Other	2,621	5,529
Bad debt expense	848	1,314
Practice development	--	3,396
	803,361	502,967
Total expenses	889,861	576,076
Less: expense reimbursements	86,847	76,610
Net expenses	803,014	499,466
NET INCOME	$ 29,758	$ 70,120

See accompanying notes.

S.S. THOMAS & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY

	Capital Account	Retained earnings (accumulated deficit)	Total
BALANCE, December 31, 1999	$ 89,419	$ (18,049)	$ 71,370
Contributed capital	25,000	--	25,000
Distributions	--	(47,529)	(47,529)
Net income for the year	--	70,120	70,120
BALANCE, December 31, 2000	114,419	4,542	118,961
Net income for the year	--	29,758	29,758
BALANCE, December 31, 2001	$ 114,419	$ 34,300	$ 148,719

See accompanying notes.

	YEAR ENDED DECEMBER 31,	
	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 29,758	$ 70,120
Adjustments to reconcile net income to net cash from operating activities		
Bad debt expense	848	1,314
Depreciation	6,789	3,042
Changes in assets and liabilities		
Accounts receivable	(35,038)	16,767
Prepaid expenses and deposits	--	753
Payroll tax refundable	--	2,829
Accounts payable	(12,239)	4,425
Accrued payroll taxes	(3,557)	9,155
Net cash flows from operating activities	(13,439)	108,405
CASH FLOWS FROM INVESTING ACTIVITIES		
Investment in stock warrants	--	(33,063)
Purchases of furniture and equipment	(14,240)	--
Net cash flows from investing activities	(14,240)	(33,063)
CASH FLOWS FROM FINANCING ACTIVITIES		
Member distributions	--	(47,529)
Net change in contributed capital	--	25,000
Net cash flows from financing activities	--	(22,529)
NET CHANGE IN CASH	(27,679)	52,813
CASH, beginning of year	88,125	35,312
CASH, end of year	$ 60,446	$ 88,125

See accompanying notes.

Note 1 – Description of Operations and Summary of Significant Accounting Policies

Operations – S.S. Thomas & Associates LLC, (the Company), a Washington Limited Liability Company, is a private equity boutique focused on creating alternative investment products, and providing financial consulting services to large institutional investors and high net worth individuals. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investors Protection Corporation (SIPC). The Company's primary source of revenue is from contractual retainer and placement fees.

Revenue Recognition – Generally, retainer fees for contracted services are due on a monthly basis during the term of the agreement. First payment is due upon execution of the contract and is immediately recognized as revenue, subsequent payments are recognized when received. In some cases, a portion of the retainer fee may be credited against the placement fee received by the Company. A placement fee is typically based on an agreed percentage of aggregated capital commitments made by investors or interests sold to investors at closing and is recognized when earned. Reimbursable costs are recorded as incurred.

Bad Debts Recognition – Uncollectible accounts receivable are charged directly against revenues when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by generally accepted accounting principles.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Furniture and Equipment – Furniture and equipment are stated at cost. Depreciation is computed on the straight-line basis over three to five years. Depreciation expense totals $6,789 and $3,042 for the years ended December 31, 2001 and 2000, respectively.

Federal Income Tax – The Company has elected to be a limited liability company (LLC) for tax purposes, and its income or loss is included in the personal tax return of the members.

Practice Development – Costs related to marketing the Company's services are expensed as incurred.

Note 2 – Securities, Not Readily Marketable

During 2000, the Company purchased shares of common stock and stock warrants of The NASDAQ Stock Market, Inc. for $33,063. These securities are not readily marketable and are carried at cost, which approximates estimated fair value.

Note 3 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2001, the Company has net capital of $51,711, which is $46,711 in excess of its required net capital. The Company's net capital ratio at December 31, 2001, is .1493 to 1.

At December 31, 2000, the Company has net capital of $64,418, which is $59,418 in excess of its required net capital. The Company's net capital ratio at December 31, 2000, is .3651 to 1.

Because the Company does not trade or carry securities accounts for customers or perform custodial functions relating to customer securities, it is not subject to certain other regulatory requirements of the SEC.

Note 4 – Lease Commitments

The Company leases office space and certain equipment. Rent expense for 2001 and 2000 totals $55,064 and $34,420, respectively. Future minimum rental payments under noncancelable operating leases with an initial term of at least one year are as follows as of December 31, 2001:

2002	$ 31,238

Note 5 – Major Customers

At December 31, 2001, five customers account for approximately 97% of the Company's total revenues and owe the Company approximately $46,000.

At December 31, 2000, four customers account for approximately 86% of the Company's total revenues and owe the Company approximately $10,000.

Note 6 – Guaranteed Payments

Effective January 2001, the Company's Amended and Restated Limited Liability Company Operating Agreement stipulates that, at the discretion of the president, members who are actively participating in the Company may receive guaranteed payments.

Guaranteed payments to members are designed to represent reasonable compensation for services rendered and are accounted for as expenses rather than as an allocation of corporation net income. Accordingly, the Company does not have a payroll liability obligation related to these payments. Guaranteed payments that are designed to reflect payment of interest on capital accounts are not accounted for as expenses of the corporation but are considered as part of the allocation of net income.

Guaranteed payments to members are included in salaries and payroll taxes expense on the accompanying statement of income and total $250,000 for the year ended December 31, 2001.

Note 7 – Report on Internal Control

In accordance with certain rules of the Securities and Exchange Commission, a report on the Company's internal accounting control was furnished to the Commission. A copy of the report is available for examination at the Company's office or at a regional office of the Securities and Exchange Commission.



SUPPLEMENTAL INFORMATION

S.S. THOMAS & ASSOCIATES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

Members' equity	$ 148,719
Deductions	
Haircut on money market account	1,013
Accounts receivable	47,354
Prepaid expenses and deposits	1,747
Furniture and equipment, net	13,831
Securities, not readily marketable	33,063
Net capital	51,711
Minimum net capital required	5,000
Excess net capital	$ 46,711

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 7,722

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital requirement, based on 6-2/3% indebtedness	$ 515
Percentage of aggregate indebtedness to net capital	14.93%
Ratio of aggregate indebtedness to net capital	.1493 to 1

The computation of net capital pursuant to Rule 15c3-1 as of December 31, 2001, computed by the Company in its Form X-17A-5, Part IIA, does not differ significantly from the above computation, which is based on audited financial statements.

S.S. THOMAS & ASSOCIATES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.

S.S. THOMAS & ASSOCIATES, LLC
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2001

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds.


MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Members
S.S. Thomas & Associates, LLC

In planning and performing our audit of the financial statements of S.S. Thomas & Associates, LLC (the Company) for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not trade or carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Moss Adams LLP

Tacoma, Washington
January 29, 2002